UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Community West Bancshares

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

204157101

(CUSIP Number)

Philip J. Timyan

105 Front Street, #122

Key West, Florida 33040

(708) 308-3983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204157101	Page 2 of 10

1)	Name of Reporting Person Philip J. Timyan
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 509,111
	(8)	Shared Voting Power 19,755*
	(9)	Sole Dispositive Power 509,111
	(10)	Shared Dispositive Power 19,755*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 528,866 shares
12)

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            ☒

Excludes 4,000 shares owned by the reporting person’s spouse in the spouse’s Individual Retirement Account. Philip J. Timyan disclaims beneficial ownership of those shares.

13)	Percent of Class Represented By Amount in Row (11) 6.24%
14)	Type of Reporting Person (See Instructions) IN

*

Includes (a) 17,355 shares held by a trust over which Mr. Timyan shares investment and voting authority, (ii) 1,200 shares that Mr. Timyan owns jointly with his son, and (iii) 1,200 shares that Mr. Timyan owns jointly with his daughter.

CUSIP No. 204157101	Page 3 of 10

1)	Name of Reporting Person Anna S. Belyaev
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 17,355*
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 17,355*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,355 shares
12)

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            ☒

Excludes 509,111 shares held by the reporting person’s spouse. Anna S. Belyaev disclaims beneficial ownership of shares held by Philip J. Timyan, her spouse

13)	Percent of Class Represented By Amount in Row (11) 0.76%
14)	Type of Reporting Person (See Instructions) IN

*	Shares are held in the Anna S. Belyaev 2015 Declaration of Trust, over which Ms. Belyaev shares voting and investment authority.

CUSIP No. 204157101	Page 4 of 10

1)	Name of Reporting Person Christopher R. Raffo
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0 (See Item 5)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0 (see Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) (See Item 5)
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 204157101	Page 5 of 10

1)	Name of Reporting Person Philip E. J. Timyan
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,200*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,200*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 1,200
14)	Type of Reporting Person (See Instructions) IN

*	Shares are owned jointly with Philip J. Timyan, the Reporting Person’s father.

CUSIP No. 204157101	Page 6 of 10

1)	Name of Reporting Person Anne W. Timyan
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,200*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,200*

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented by Amount in Row (11) 1,200
14)	Type of Reporting Person (See Instructions) IN

*	Shares are owned jointly with Philip J. Timyan, the Reporting Person’s father.

CUSIP No. 204157101	Page 7 of 10

Item 1. Security and Issuer

This amended Schedule 13D relates to shares of common stock, without par value, of Community West Bancshares, a California corporation (the “Issuer”). The Issuer’s principal executive office is located at 445 Pine Avenue, Goleta, California 93117.

Item 2. Identity and Background

(a) The reporting persons are (i) Philip J. Timyan and Anna S. Belyaev, husband and wife, (ii) Christopher R. Raffo, a director of the Issuer appointed to the Board of Directors of the Issuer (the “Board”) on July 28, 2020, (iii) Philip E. J. Timyan, Philip J. Timyan’s adult son, and (iv) Anne W. Timyan, Philip J. Timyan’s adult daughter.

By virtue of Philip J. Timyan and Christopher R. Raffo entering into the option agreement described in Item 6 of this amended Schedule 13D, Mr. Timyan and Mr. Raffo may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). While Mr. Timyan and Mr. Raffo may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, Mr. Raffo is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, Philip J. Timyan as to how Mr. Raffo will, as a director of the Issuer, act or vote on any issue or question. Mr. Raffo expressly disclaims beneficial ownership of securities held by Philip J. Timyan.

(b) Philip J. Timyan and Anna S. Belyaev’s address is 105 Front Street, #122, Key West, Florida 33040. Mr. Raffo’s address is 3676 Whitworth Road, Gustine, CA 95322-9555. Philip E.J. Timyan’s address is 1008 Curtiss St, Apt 4 C , Downers Grove, IL 60515. Anne W. Timyan’s address is 800 N Second St #171, Philadelphia, PA 19123.

(c) The reporting persons are private investors. Philip J. Timyan is a director of Royal Financial, Inc., a bank holding company located in Chicago, Illinois. Anna S. Belyaev is a private investor. For over thirty years, from 1985 to 2017, Mr. Raffo was a registered broker providing investment advice and other services for institutional and retail clients, with an almost exclusive focus on community bank securities. Mr. Raffo currently manages his ranch in Gustine, California and owns and operates Raffo Racing, Ltd. Philip E.J. Timyan is a private investor. Anne W. Timyan is a private investor.

(d) No reporting person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Timyan and Ms. Belyaev purchased their shares of the Issuer’s common stock using personal funds. Mr. Raffo does not own any shares of the Issuer’s common stock. Philip J. Timyan is the source of funds for Philip E. J. Timyan and Anne W. Timyan’s investment in the Issuer’s stock. Shares of the Issuer are listed on Nasdaq’s Global Market under the symbol “CWBC”.

Item 4. Purpose of Transaction

After discussions between Philip J. Timyan and the Issuer, on July 28, 2020, the Board of Directors (the “Board”) of the Issuer elected Christopher R. Raffo as a member of the Board. Mr. Timyan and Mr. Raffo have entered into an option agreement under which Mr. Raffo will receive from Mr. Timyan an option to purchase shares of the Issuer’s common stock effective upon Mr. Raffo’s appointment to the Issuer’s board of directors. The terms of the option agreement are described in Item 6 of this amendment to Schedule 13D.

CUSIP No. 204157101	Page 8 of 10

Item 5. Interest in Securities of the Issuer

(a) – (c) According to the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 8, 2020, there were approximately 8,472,463 shares of common stock outstanding on April 24, 2020. The 528,866 shares beneficially owned by Philip J. Timyan are approximately 6.24% of those shares, and the 4,000 shares held by Anna S. Belyaev in Ms. Belyaev’s Individual Retirement Account are approximately 0.76% of those shares. The 1,200 shares owned by Philip E. J. Timyan are approximately 0.01% of the Issuer’s issued and outstanding common stock. The 1,200 shares owned by Anne W. Timyan are approximately 0.01% of the Issuer’s issued and outstanding common stock. Mr. Raffo does not beneficially own any shares of the Issuer’s common stock.

The following list sets forth the aggregate number and percentage of outstanding shares of the Issuer’s common stock owned beneficially by Philip J. Timyan:

Name	No. of Shares	Percent of Class
Philip J. Timyan, individually	414,783	4.90
Philip J. Timyan 2015 Declaration of Trust	78,744	0.93
Philip J. Timyan IRA	15,584	0.18
Anna S. Belyaev 2015 Declaration of Trust(1)	17,355	0.21
Philip J. Timyan & Philip E. J. Timyan(2)	1,200	0.01
Philip J. Timyan & Anne W. Timyan(3)	1,200	0.01

TOTAL	528,866	6.24

(1)	Philip J. Timyan has shared investment and voting authority with respect to these shares.
(2)	Philip J. Timyan has shared investment and voting authority with respect to these shares. These shares are owned jointly by Philip J. Timyan and his son, Philip E.J. Timyan.
(3)	Philip J. Timyan has shared investment and voting authority with respect to these shares. These shares are owned jointly by Philip J. Timyan and his daughter, Anne W. Timyan.

The Reporting Persons have had no transactions in the Issuer’s common stock within the past 60 days of the date of this filing.

(d) No one other than the reporting persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares

(e) not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Effective with Christopher R. Raffo’s appointment to the Issuer’s board of directors, Philip J. Timyan and Christopher R. Raffo entered into an option agreement with respect to the grant by Mr. Timyan to Mr. Raffo of 20,000 shares of the Issuer’s common stock at a purchase price of $10.00 per share. Options granted pursuant to the Option Agreement shall expire one year after the date that Mr. Raffo ceases to be a director of the issuer.

Other than the option agreement between Philip J. Timyan and Christopher R. Raffo, the Joint Filing Agreement filed herewith as Exhibit 99.1, and the Joint Filing Agreement filed as Exhibit 99.2 to the Schedule 13D originally filed by Mr. Timyan and Ms. Belyaev with the SEC on March 9, 2016, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

CUSIP No. 204157101	Page 9 of 10

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Joint Filing Agreement, dated April 4, 2016, filed on March 9, 2016 with the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 31, 2020	/s/ Anna S. Belyaev
Anna S. Belyaev

Date: July 31, 2020	/s/ Philip J. Timyan
Philip J. Timyan

Date: July 31, 2020	/s/ Christopher R. Raffo
Christopher R. Raffo

Date: July 31, 2020	/s/ Philip E.J. Timyan
Philip E.J. Timyan

Date: July 31, 2020	/s/ Anne W. Timyan
Anne W. Timyan